NEWS RELEASE

14 March 2003


                                 CORUS GROUP plc

            PRELIMINARY REPORT FOR THE 12 MONTHS TO 28 DECEMBER 2002

                                    CONTENTS


Index                                                                    1

Key Highlights                                                           2

Chairman's Statement                                                     2 - 3

Review of the Period                                                     4 - 11

Consolidated Profit and Loss Account                                     12

Consolidated Balance Sheet                                               13

Statement of Total Recognised Gains and Losses                           14

Reconciliation of Movements in Shareholders' Funds                       14

Consolidated Cash Flow Statement                                         15 - 16

Reconciliation of Net Cash Flow to Movement in Net Debt                  17

Analysis of Net Borrowings                                               17

Supplementary Information                                                18 - 23

The Consolidated Profit and Loss Account, Consolidated Balance Sheet, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the Consolidated Cash Flow Statement shown in respect of the year ended 28 December 2002 are extracted from the full accounts for that year which were approved by the Board of Directors on 14 March 2003 and will be filed with the Registrar of Companies. The financial information contained in this announcement does not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. The report of the auditors on these accounts is unqualified and does not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The audit report refers to a fundamental uncertainty in respect of the application of the going concern basis described in the Review of the Period on page 10, "Going concern".

The Report and Audited Financial Statements will be mailed to shareholders later this month at which time copies will also be available from the Secretary's Office, Corus, 30 Millbank, London SW1P 4WY, or by telephoning 0800 484113.

Corus
30 Millbank
London SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

                                 CORUS GROUP plc

KEY HIGHLIGHTS

o Operating loss before exceptional items for second half year reduced to (pound)141m ((pound)252m in first half).

o Non-cash impairment charges for carbon steel operations of (pound)109m and UK deferred tax write-off of (pound)42m.

o    Net loss for year of (pound)458m.

o    Net borrowings reduced by (pound)324m during 2002.

CHAIRMAN'S STATEMENT

"The underlying results for the Group for the year were marginally below the level of the previous year with a Group operating loss of (pound)393m (2001:
(pound)377m), before taking into account exceptional items of (pound)53m (2001:
(pound)8m). The net loss after tax and minority interests for the year amounted to (pound)458m and, in the light of this result, the Board has decided not to recommend the payment of a dividend in respect of 2002.

While further progress was made in securing improvements in operational performance and efficiency, the absence of any real global economic recovery was the major factor which led to the poor results for the year. The trend through 2002 saw prices in Europe, Corus' major market, fall sharply during the first quarter prior to some modest recovery in the second quarter and, subsequently, further increases during the second half. As a result, for the second half year the Group incurred an operating loss of (pound)141m, before exceptional items, as compared with (pound)252m in the first half, with an improvement of (pound)124m in carbon steel being partially offset by a fall of (pound)13m in the operating profit of aluminium.

At the end of the year, net debt amounted to (pound)1,236m and gearing was reduced to 46%. Net proceeds from acquisitions and disposals amounted to (pound)445m while ongoing cash flow demands amounted to (pound)121m, giving a reduction in net debt of (pound)324m in the year.

The year under review for Corus also proved to be very difficult and frustrating in other respects. The implementation of the Group's strategy of focussing on its carbon steel operations began with the disposal of our stainless steel interests in AvestaPolarit, the completion of the sale of our 20% interest in the aluminium business of Aluminerie Alouette and progressing the sale of the Group's remaining aluminium assets. There were also a number of smaller transactions including the acquisition of two downstream carbon steel operations, one in Sweden and the other in the UK. However, and despite the strong strategic rationale, discussions regarding the proposed merger between Corus and CSN in Brazil, announced in July, regrettably had to be terminated in November due to the deterioration of, and ongoing uncertainties in, the global business environment and financial markets.

The sale of our aluminium rolled products and extrusions businesses to Pechiney was agreed in principle in October for approximately (pound)543m. The businesses are owned by Corus Nederland BV, and the sale was, inter alia, subject to the approval of that company's Supervisory Board. In the event and despite the recommendation of the Management Board of Corus Nederland BV, the Supervisory Board was not willing to give its approval. Following an unsuccessful petition to the Court in Amsterdam for that decision to be set aside, the sale will not take place.

                                 CORUS GROUP plc

The decision of the Supervisory Board to reject the sale of the aluminium businesses was taken in the face of detailed proposals by Corus Group to meet the legitimate concerns that the Supervisory Board had expressed for the consequences of that sale for Corus Nederland BV. The Board views this outcome as extremely disappointing and is reviewing the implications of it on its carbon steel strategy and related funding plans.

The carbon steel strategy is focussed on eliminating the Group's losses which continue to emanate from the UK despite the steps that have been undertaken in recent years to reduce capacity and improve competitiveness. Unfortunately the progressive decline in UK manufacturing, coupled with the strength of sterling and increased penetration from steel imports, has undermined these initiatives. It is clear, however, that Corus' UK losses have got to be reversed and this will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement will be made on its findings as soon as possible.

The proceeds of the aluminium sale would have provided the capacity to finance the measures needed to reduce capacity in the UK but, with the sale no longer proceeding, the Group will need to look afresh for finance from equity and debt providers, and from the sale of non-core assets. The timing and extent of further actions to be taken will be largely dependent upon the availability of such further financing. Discussions in respect to an extension of the existing banking facilities due to expire at the end of January 2004 were being pursued as part of the aluminium disposal process, and discussions also were taking place to replace these facilities for the medium term. As the sale is not proceeding, priority will now be given to agreeing a new three year facility from January 2004. The funding plans for the Group going forward are, therefore, an essential part of the current Board review.

The Group faces the challenges of 2003 with a much more stable plant configuration following the resumption in January of a two blast furnace operation at Port Talbot, and there are no planned blast furnace outages. As to the market scene, the year has started as expected with subdued demand in the UK and flat demand in mainland Europe. However, despite this situation prices have improved for flat and long products, and the recent weakening of sterling against the Euro should bring some benefits in the UK.

The last eighteen months has seen a significant erosion of global equity prices. The market value of Corus, however, has been further eroded by the continuing loss making situation and refinancing concerns together with the difficulties encountered with the proposed merger with CSN and with the divestment of our aluminium business as outlined above. The Board and management are very conscious and concerned about this situation and are determined to take the necessary action to restore market confidence."


Sir Brian Moffat
14 March 2003

                                 CORUS GROUP plc

REVIEW OF THE PERIOD

Summary of operating results

Group turnover for 2002 amounted to (pound)7,188m (2001: (pound)7,699m) and operating costs totalled (pound)7,634m (2001: (pound)8,084m), including exceptional items of (pound)53m, and the Group incurred an operating loss of (pound)446m (2001: (pound)385m). The net loss for the year amounted to (pound)458m (2001: (pound)419m). The trend through 2002 saw turnover increase to (pound)3,612m for the second half year from (pound)3,576m for the first half. Operating costs increased from (pound)3,783m for the first half year to (pound)3,851m for the second half resulting in a Group operating loss of (pound)239m for the second half year as compared with (pound)207m for the first half.

Excluding the impact of exceptional items, the Group operating loss for the year totalled (pound)393m, with a reduced level of loss for the second half year which at (pound)141m compared with (pound)252m for the first half. Operating costs for the second half year included (pound)23m in respect of transaction costs, principally relating to the aluminium sale and the terminated merger with CSN. Year-on-year and half-yearly comparisons are discussed in more detail below in the context of 'Carbon steel', 'Aluminium' and 'Discontinued operations'.

Carbon steel

Turnover for the year totalled (pound)6,231m (2001: (pound)6,534m) and included the impact of reduced levels of distribution, further processing and other turnover which totalled (pound)1,489m (2001: (pound)1,742m). Product turnover for 2002 fell by 1% to (pound)4,742m (2001: (pound)4,792m) reflecting lower sales volume as average revenue was virtually unchanged. For the second half of 2002, product turnover of (pound)2,381m was 1% above the level of the first half reflecting the net impact of a 3% rise in average revenue and a 2% fall in sales volume.

In the UK, demand for Corus' main finished products during 2002 reduced to 10.65mt (2001: 10.94mt) as UK manufacturing output fell by some 4%, driven by the adverse impact of the weak global economy and the strength of sterling against the euro. Corus' sales volume in the UK totalled 5.90mt (2001: 6.15mt), of which 5.37mt (2001: 5.49mt) were main finished products. While the Group's UK market share for 2002 was, therefore, maintained at around 50%, with the share increasing to around 52% for the second half of 2002, this was against a background of a continuing downward trend in UK demand.

In other European markets, manufacturing output also remained weak during 2002 and there was no growth in demand from steel-consuming industries within the EU, with steel consumption falling by some 1.5%. Despite this difficult market environment, Corus' sales volume in European markets (excluding UK) increased to 8.14mt (2001: 7.99mt).

                                 CORUS GROUP plc

Sales into Europe (including the UK) accounted for over 80% of carbon steel product turnover during the past two years and have been subject to significant movements in selling prices. During 2001, European spot prices fell sharply for flat products, a trend which continued into the first quarter of 2002. From April, European carbon steel producers began to raise selling prices and there was a progressive improvement during the second half of the year, driven largely by production cutbacks by steel producers and some rebuilding of stocks by customers, despite continuing economic uncertainty and increasing concerns about the timing of any recovery. However, the continuing weakness of end-user demand was such that increases in spot prices of hot and cold rolled coil were not able to be passed on by downstream businesses to customers on a full and timely basis and, as a result of this and other factors as discussed below, trends in Corus' average revenues, particularly for flat products, do not reflect the movements in spot market prices.

Outside Europe, there was a modest recovery in US demand through the first three quarters of 2002 which, combined with restrictions on imports driven by Section 201 Safeguard measures which had been implemented in March 2002, led to US prices rising sharply through to September 2002. However, the final quarter of the year saw some weakening of demand, reflecting the faltering recovery in the US economy, at a time when both new and idled capacity was being activated. As a consequence, the supply/demand balance in this region deteriorated towards the end of 2002. In the Asia-Pacific region, steel production increased during 2002 despite persistently weak demand in Japan, as China saw continued strong growth through the year. Corus' sales volume outside Europe during 2002 totalled 2.59mt including 1.68mt in North America.

Against the above background, average revenue for Corus' carbon steel products for 2002 was virtually unchanged at (pound)285pt (2001: (pound)284pt). However, this masked significant reductions in average revenues of certain downstream businesses as a result of continuing weak end-user demand. Spot price volatility is not fully reflected in Corus' average revenues as a result of such factors as contract pricing, order backlogs, exchange rate movements, and the more stable pricing of quality extras and added value services. Sales mix changes, both in product and market terms, also serve to distort comparisons of spot prices and Corus' average revenues. In terms of the two half years, average revenue was (pound)289pt for the second half, 3% above the level for the first half, although the weakness of end-user demand was further demonstrated with a number of Corus' downstream businesses seeing lower average revenues for the second half year.

Carbon steel operating costs totalled (pound)6,698m (2001: (pound)6,980m) but excluding exceptional items of (pound)45m were 5% lower than 2001 at (pound)6,653m (2001: (pound)6,970m), with the key influences being lower levels of sales, and the benefits of the Group's continuing cost and efficiency improvement measures which, in some areas, were partially offset by higher costs. The impact of lower sales arose through the combination of a reduction in sales volume of carbon steel products for 2002 to 16.62mt (2001: 16.88mt), and a fall in the level of turnover through distribution, further processing and other turnover. Carbon steel costs for 2002 were adversely affected by the impact of blast furnace outages at IJmuiden and Port Talbot.

                                 CORUS GROUP plc

Ongoing cost and efficiency improvement measures saw benefits being secured on a number of fronts through 2002. The major UK restructuring programme that had been announced in 2001 was completed, in terms of site closures and re-configurations, ahead of schedule in June 2002. Employment costs were 4% below the level of the previous year at (pound)1,389m (2001: (pound)1,449m), and reflected the continuing manpower productivity improvements, particularly in the UK. In the Netherlands, the "World Class IJmuiden" project, which was launched in September 2001 targeting margin improvements of EUR300m (approximately (pound)185m) by early-2004, had secured around two-thirds of its target by the end of 2002 through a combination of cost reduction initiatives, and sales mix and volume enhancements. In the UK, the "High Performance Strip" project was launched during 2002, with targeted benefits of (pound)150m through service and cost improvements by early-2005.

Aluminium

Turnover for 2002 amounted to (pound)957m (2001: (pound)1,085m) and was 12% below the level of the previous year, with falls of 10% in total sales volume and of 2% in average revenue. Sales of primary metal were the main influence as volume was 30% below the level of 2001, and average revenue fell by 7%. For rolled products and extrusions, aggregate sales volume was virtually unchanged but turnover and average revenue for 2002 fell by 7%. This was largely a result of lower average LME prices, which were down by 9% in 2002, and the adverse effects of the weak economic situation particularly in Europe and North America. The global slowdown in the aircraft market, however, had only a minor impact and was more than offset by increased sales to the automotive and heat exchanger industries. In terms of the trend through 2002, total sales volume was 8% lower for the second half and turnover fell by 9% to (pound)457m mainly due to the seasonal effects of customer shutdowns in the Summer and over Christmas.

Excluding the impact of exceptional items of (pound)8m (2001: credit of (pound)2m), operating costs amounted to (pound)928m (2001: (pound)1,029m) and were 10% lower than the level of the previous year, mainly reflecting the fall of 10% in overall sales volume, partially offset by an increase in employment costs. The second half of 2002 saw a 6% fall in costs to (pound)449m, excluding exceptional items, largely as a result of lower overall sales volume which reduced by 8%.

Against the background outlined above the operating profit for 2002, excluding exceptional items, amounted to (pound)29m (2001: (pound)56m), significantly below the level of the previous year and, as pressures on margins intensified during the year, the second half operating profit, excluding exceptional items, fell to (pound)8m.

Discontinued operations

On 22 January 2001 Avesta Sheffield, the Group's 51%-owned stainless steel business, ceased to be a subsidiary of Corus. From that date, AvestaPolarit became an associated undertaking with Corus holding a 23.2% stake. On 1 July 2002, Corus announced the sale of its stake in AvestaPolarit (see 'Acquisitions and disposals' below) and consequently the stainless steel activities have been treated as discontinued operations.

                                 CORUS GROUP plc

Exceptional items

For 2002, there was a net charge of (pound)53m (2001: (pound)8m) in respect of exceptional items, of which (pound)45m related to carbon steel activities and (pound)8m related to aluminium. The net charge included a net credit of (pound)45m for the first half year which mainly related to changes in cost estimates in respect of obligations for environmental and contractual liabilities for previously announced site closures and, in the second half, a net charge of (pound)98m. The second half included non-cash impairment charges arising from the continuing losses in carbon steel operations relating to the value in use of fixed assets ((pound)89m) and to goodwill in investments ((pound)20m), the impact of which was partially offset by further releases following changes in cost estimates.

Profit and loss account

The Group operating loss, after exceptional items, amounted to (pound)446m and translated into a total operating loss for 2002 of (pound)425m after taking account of Corus' share of operating results of its associated undertakings of (pound)21m, of which (pound)17m related to AvestaPolarit. There was a net profit of (pound)96m on disposals of fixed assets which included (pound)65m in respect of the insurance settlement relating to the rebuilding of the no. 5 blast furnace at Port Talbot which took place during 2002, following an explosion in late-2001 that had made the furnace inoperable. The balance of (pound)31m mainly related to profits on sales of properties. The net profit on disposals of Group undertakings of (pound)19m included a profit of (pound)60m on the sale of Corus' interest in the Aluminerie Alouette smelter, which was completed in September 2002 (see 'Acquisitions and disposals' below), and a loss on disposal of (pound)48m on the sale of the Group's former stainless steel interests, comprising a goodwill transfer from reserves ((pound)33m) and goodwill written off ((pound)15m).

After taking account of net interest payable of (pound)94m a loss before taxation of (pound)404m was incurred. The net tax charge for the year amounted to (pound)61m and included an impairment related write-off of deferred tax of (pound)42m. After taking account of a net credit of (pound)7m for minority interests the Group incurred a net loss for the year of (pound)458m.

                                 CORUS GROUP plc

Acquisitions and disposals

On 1 July 2002, Corus announced the disposal of its 23.2% stake in AvestaPolarit to Outokumpu and total proceeds amounted to EUR555m (approximately (pound)356m).

On 17 July 2002, Corus announced that its board and that of CSN in Brazil reached agreement in principle on the terms of a proposed merger of the two companies. However, on 13 November 2002, Corus announced that its Board had decided to terminate the proposed transaction as a result of ongoing uncertainties in the global business environment and financial markets.

On 16 August 2002, Corus announced that it has agreed to sell its 20% interest in the Aluminerie Alouette smelter to Alcan for US$165m (approximately (pound)107m) in cash, with a consideration for working capital on completion.

On 23 October 2002, Corus announced that it had reached agreement in principle to the sale of its aluminium rolled products and extrusions businesses to Pechiney S.A. ("Pechiney") for EUR861m (approximately (pound)543m). The businesses are owned by Corus Nederland BV ("Corus Nederland") and the agreement was conditional upon internal consultation, advice and approval processes by both Corus and Pechiney. Despite the recommendation of the Management Board of Corus Nederland, the Supervisory Board of that company was not willing to give its approval. Following an unsuccessful petition to the Enterprise Section of the Amsterdam Court of Appeal for the decision of the Supervisory Board to be set aside, the sale did not proceed. As a result a break fee of EUR20m is payable by Corus to Pechiney. Additionally, Pechiney has exclusive negotiation rights over the business until 23 October 2003.

In August 2002, Corus announced the acquisition of Erik Olsson and Soner of Sweden, a profiler of steel sheets for roofing and a supplier of pre-engineered industrial and agricultural buildings, for (pound)9m.

In November 2002, Corus announced its intention to acquire 100% of the equity of Precoat International, one of the leading independent precoated steel service centres in the UK. Following acceptance by Precoat's shareholders and receipt of appropriate regulatory consents, the cash purchase was completed on 27 December 2002 for approximately (pound)7m.

                                 CORUS GROUP plc

In March 2002, Corus sold its stake in Galtec to Sidmar for proceeds of (pound)12m. Also during 2002, the trade and assets of the Group's 25%-owned joint venture Trico Steel, in the US were sold to Nucor. Prior to this, Trico had filed for Chapter 11 protection from creditors and was fully provided against in the Group accounts for 2000.

Capital expenditure

Capital expenditure for the year amounted to(pound)188m (2001:(pound)166m). The major investment scheme, at a total capital cost of some(pound)65m, was the rebuild of the Port Talbot No. 5 blast furnace which was lit on 2 January 2003.

Employees

Numbers employed at the end of 2002 totalled 50,900 as compared to 52,700 at the end of 2001. The net reduction of 1,800 comprised job losses related to previously announced efficiency measures. In this context, the average weekly numbers employed during the year fell by 4,000 to 51,600.

Cash flow and financing

The net cash inflow from operating activities amounted to (pound)41m, the key feature being a net reduction in working capital of (pound)162m which included the benefit of (pound)181m from the securitisation of trade debtors. A net cash outflow from capital expenditure and financial investment of (pound)57m was net of (pound)112m from the sale of tangible fixed assets. There was a net cash inflow of (pound)445m from acquisitions and disposals which mainly related to the sale of the Group's stake in AvestaPolarit (approximately (pound)356m) and the sale of Corus' interest in the Aluminerie Alouette smelter (approximately (pound)107m). After taking account of those and other movements, net borrowings reduced to (pound)1,236m at the end of 2002 and represented a gearing ratio of 46% to net tangible assets.

On 11 January 2002, the Company issued EUR307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of Corus Group plc. Almost all of the bond issue proceeds (EUR300m) and most of the funds from the securitisation of trade debtors (EUR240m) were used to pay down and cancel part (EUR540m) of a syndicated bank facility of EUR2,400m, which had been arranged in January 2001.

The bank facility was further reduced on 30 December 2002 by voluntary cancellation of EUR460m, of which EUR260m would have matured in January 2003 and EUR100m would have matured in March 2003. The balance of the remaining facility (EUR1,400m) matures in January 2004. The status of negotiations to replace this facility is referred to below.

                                 CORUS GROUP plc

Going concern

In the twelve month period to 28 December 2002, the Group partly met its day-to-day working capital requirements through a syndicated revolving multi-currency loan facility ('syndicated facility'). At 28 December 2002 this facility was EUR1,860m of which EUR455m was utilised. The facility was reduced following the period end, on 30 December 2002, by voluntary cancellation of EUR460m, of which EUR260m would have matured in January 2003 and EUR100m in March 2003. The facility now stands at EUR1,400m. This facility contains two financial covenants: that the Group gearing ratio (based on net tangible worth) should not exceed 75%; and, that net tangible worth should not be less than (pound)2,500m. At 28 December 2002 net gearing was 46% and net tangible worth was (pound)2,664m. This facility expires on 30 January 2004.

On 23 October 2002 the Company announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses and that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. The Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale, and a petition to the Enterprise Chamber of the Amsterdam Court of Appeal to set this decision aside was unsuccessful.

The Group's future strategy is focused on eliminating the Group's losses in the UK. This will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement on its findings will be made as soon as possible. It was intended that the proceeds of the sale of the aluminium businesses would provide the capacity to finance the measures needed in the UK. However, in the light of the failure to gain approval for the sale, the Group will need to look afresh for finance from equity and debt providers and from the proceeds of disposals of non-core assets. The timing and extent of the further actions to be taken will be largely dependent upon the availability of such further financing.

In parallel with the sale of aluminium, discussions were well advanced with the Group's bankers on both an extension to the existing syndicated facility and a new three year facility. Discussions will now take place with the Group's bankers on a new three year facility that will take into account the Group's operational requirements based on its business plans, revised in the light of the sale of the aluminium businesses no longer taking place, and having regard to other financing and strategic options available to the Group. In the light of the information currently available, the directors believe that it should be possible to agree new facilities with the banks that are acceptable to the Company to be available before the existing facilities expire.

                                 CORUS GROUP plc

The financial statements have been prepared on a going concern basis, which assumes that the Group's bankers continue their support by providing new facilities acceptable to the Group to replace the existing syndicated facilities. Should the banks not support the Group in this respect, adjustments would have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Whilst the directors presently cannot be certain as to the outcome of the matters mentioned above, they believe that it is appropriate for the financial statements to be prepared on a going concern basis.

Accounting policies

The financial statements to 28 December 2002 have been produced in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP as set out in note 11 of "Supplementary Information" in this release. Preparation of financial statements includes the need to make assumptions and estimations that affect the amount of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus related to tangible fixed assets, deferred tax and the value of provisions created in 2000 and 2001 for redundancy, rationalisation and other related costs.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However, one standard, FRS 17 "Retirement Benefits" which was issued in November 2000 has disclosure requirements which do not need to be met until accounting periods ending on or after 22 June 2005. The standard has not been adopted, although the required transitional disclosure requirements are being made in the Report & Accounts for 2002. Information on the net pension asset is set out in note 10 of "Supplementary Information" in this release.

On 18 April 2002, Corus launched a revolving-period trade debtor securitisation programme in the UK. Under FRS 5 "Reporting the substance of transactions" the cash advanced has been offset against the assigned trade debtors as set out in note 7 of "Supplementary Information" in this release.

Forward-looking statements

Statements in this release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and Corus cannot give assurance that such statements will prove to be correct.

                                 CORUS GROUP plc

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                             Audited              Unaudited               Audited
                                                                           12 months               6 months             12 months
                                                                           to 28 Dec             to 29 June             to 29 Dec
                                                                                2002                   2002                  2001
                                                                            (pound)m               (pound)m              (pound)m
TURNOVER
Group and share of joint ventures                                              7,407                  3,729                 7,924
Less share of joint ventures' turnover                                          (219)                  (153)                 (225)
                                                                           ---------              ---------             ---------

GROUP TURNOVER
Continuing operations                                                          7,188                  3,576                 7,619
Discontinued operations                                                            -                      -                    80
                                                                           ---------              ---------             ---------
                                                                               7,188                  3,576                 7,699
                                                                           ---------              ---------             ---------
Operating costs before exceptional items                                      (7,581)                (3,828)               (8,076)
Rationalisation and impairment exceptional items
(charged)/credited against operating costs                                       (53)                    45                    (8)
                                                                           ---------              ---------             ---------
TOTAL OPERATING COSTS                                                         (7,634)                (3,783)               (8,084)
                                                                           ---------              ---------             ---------
GROUP OPERATING LOSS
Continuing operations                                                           (446)                  (207)                 (388)
Discontinued operations                                                            -                      -                     3
                                                                           ---------              ---------             ---------
                                                                                (446)                  (207)                 (385)
SHARE OF OPERATING RESULTS OF JOINT
VENTURES AND ASSOCIATED UNDERTAKINGS
Continuing operations                                                              4                      3                    10
Discontinued operations                                                           17                     16                     2
                                                                           ---------              ---------             ---------
                                                                                  21                     19                    12
                                                                           ---------              ---------             ---------
TOTAL OPERATING LOSS                                                            (425)                  (188)                 (373)
Profit on disposal of fixed assets                                                96                     18                    17
Profit/(loss) on disposal of group undertakings                                   19                    (12)                    2
                                                                           ---------              ---------             ---------
LOSS BEFORE INTEREST                                                            (310)                  (182)                 (354)
NET INTEREST AND INVESTMENT INCOME
Group                                                                            (92)                   (51)                 (103)
Joint ventures and associated undertakings                                        (2)                    (1)                   (5)
                                                                           ---------              ---------             ---------
LOSS BEFORE TAXATION                                                            (404)                  (234)                 (462)
Taxation                                                                         (61)                    (2)                   43
                                                                           ---------              ---------             ---------
LOSS AFTER TAXATION                                                             (465)                  (236)                 (419)
Minority Interests                                                                 7                     (1)                    -
                                                                           ---------              ---------             ---------
LOSS FOR FINANCIAL PERIOD                                                       (458)                  (237)                 (419)
Dividends                                                                          -                      -                     -
                                                                           ---------              ---------             ---------
LOSS RETAINED FOR THE PERIOD                                                    (458)                  (237)                 (419)
                                                                           =========              =========             =========
Basic loss per ordinary share                                                 (14.65)p                (7.58)p              (13.42)p
                                                                           ---------              ---------             ---------
Diluted loss per ordinary share                                               (14.65)p                (7.58)p              (13.42)p
                                                                           ---------              ---------             ---------

                                 CORUS GROUP plc

                           CONSOLIDATED BALANCE SHEET

                                                                             Audited               Unaudited               Audited
                                                                           at 28 Dec              at 29 June             at 29 Dec
                                                                                2002                    2002                  2001
                                                                            (pound)m                (pound)m              (pound)m
FIXED ASSETS
Intangible assets                                                                105                    130                   135
Tangible assets                                                                2,871                  3,046                 3,064
Investments in joint ventures                                                     84                    126                   128
Investments in associated undertakings                                             7                    365                   358
Other investments and loans                                                       59                     62                    65
                                                                           ---------              ---------             ---------
                                                                               3,126                  3,729                 3,750
CURRENT ASSETS
Stocks                                                                         1,337                  1,332                 1,320
Debtors: amounts falling due after more than one year                            457                    492                   468
                                                                           ---------              ---------             ---------
Debtors: amounts falling due within one year                                   1,422                  1,500                 1,396
Less: securitisation of trade debtors                                           (181)                  (185)                    -
                                                                           ---------              ---------             ---------
Net debtors falling due within one year                                        1,241                  1,315                 1,396
Short term investments                                                            40                      3                    11
Cash at bank and in hand                                                         230                    201                   173
                                                                           ---------              ---------             ---------
                                                                               3,305                  3,343                 3,368
CREDITORS: AMOUNTS FALLING
DUE WITHIN ONE YEAR                                                           (1,636)                (1,680)               (1,729)
                                                                           ---------              ---------             ---------
NET CURRENT ASSETS                                                             1,669                  1,663                 1,639
                                                                           ---------              ---------             ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                                          4,795                  5,392                 5,389
CREDITORS: AMOUNTS FALLING DUE
AFTER MORE THAN ONE YEAR
Convertible bonds                                                               (309)                  (310)                 (109)
Other borrowings                                                              (1,119)                (1,456)               (1,503)
Other creditors                                                                  (36)                   (28)                  (34)

PROVISIONS FOR LIABILITIES AND CHARGES                                          (522)                  (581)                 (576)

ACCRUALS AND DEFERRED INCOME
Regional development and other grants                                            (40)                   (43)                  (46)
                                                                           ---------              ---------             ---------
                                                                               2,769                  2,974                 3,121
                                                                           =========              =========             =========
CAPITAL AND RESERVES
Called up share capital                                                        1,565                  1,565                 1,564
Share premium  account                                                             7                      6                     5
Statutory reserve                                                              2,338                  2,338                 2,338
Other reserves                                                                   201                    201                   201
Profit and loss account                                                       (1,389)                (1,194)               (1,047)
                                                                           ---------              ---------             ---------
SHAREHOLDERS' FUNDS - EQUITY INTERESTS                                         2,722                  2,916                 3,061

MINORITY INTERESTS
Equity interests in subsidiary undertakings                                       47                     58                    60
                                                                           ---------              ---------             ---------
                                                                               2,769                  2,974                 3,121
                                                                           =========              =========             =========

                                 CORUS GROUP plc

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                             Audited               Unaudited               Audited
                                                                           12 months                6 months             12 months
                                                                           to 28 Dec         to 29 June 2002             to 29 Dec
                                                                                2002                (pound)m                  2001
                                                                            (pound)m                                      (pound)m
Loss for financial period                                                       (458)                  (237)                 (419)

Exchange translation differences on
foreign currency net investments                                                  83                     90                   (58)
                                                                           ---------              ---------             ---------
Total recognised losses relating  to the period                                 (375)                  (147)                 (477)
                                                                           =========              =========             =========


               RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                             Audited            Unaudited at            Audited at
                                                                           at 28 Dec                 29 June                29 Dec
                                                                                2002                    2002                  2001
                                                                             (pound)m               (pound)m              (pound)m
Shareholders' funds at beginning of period                                     3,061                  3,061                 3,495

Loss for the period                                                             (458)                  (237)                 (419)

Exchange translation differences on
foreign currency net investments                                                  83                     90                   (58)

Transfer of goodwill                                                              33                      -                    40

New shares issued                                                                  3                      2                     3
                                                                           ---------              ---------             ---------
Shareholders' funds at end of the period                                       2,722                  2,916                 3,061
                                                                           =========              =========             =========

                                 CORUS GROUP plc

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                            Audited           Unaudited              Audited
                                                                          12 months            6 months         12 months to
                                                                          to 28 Dec          to 29 June          29 Dec 2001
                                                                               2002                2002             (pound)m
                                                                           (pound)m            (pound)m
Net cash inflow/(outflow) from operating activities                              41                  (6)                 172

Dividends from joint ventures and
associated undertakings                                                           8                   5                    9

RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
Interest and other dividends received                                            15                   7                   16
Interest paid                                                                   (97)                (49)                (124)
Issue costs of new loans                                                         (4)                  -                    -
Interest element of finance lease rental payments                                (1)                 (1)                  (2)
                                                                           --------            --------             --------
Net cash outflow from returns on investments
and servicing of finance                                                        (87)                (43)                (110)
                                                                           --------            --------             --------
TAXATION
UK corporation tax received/(paid)                                                2                   5                    5
Overseas tax (paid)/received                                                    (16)                 (7)                   8
                                                                           --------            --------             --------
Tax (paid)/received                                                             (14)                 (2)                  13
                                                                           --------            --------             --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                              (176)                (78)                (167)
Sale of tangible fixed assets                                                   112                  31                   37
Purchase of other fixed asset investments                                        (7)                 (7)                  (3)
Purchase of intangible fixed assets                                              (1)                 (1)                   -
Loans to joint ventures and associated undertakings                               -                   -                    -
Repayment of loans by joint ventures
and associated undertakings                                                      15                  14                    3
                                                                           --------            --------             --------
Net cash outflow from capital expenditure and
financial investment                                                            (57)                (41)                (130)
                                                                           --------            --------             --------
ACQUISITIONS AND DISPOSALS
Net overdraft acquired with subsidiary
undertakings and businesses                                                      (5)                 (1)                   -
Investments in joint ventures and associated undertakings                        (3)                 (2)                 (12)
Sale and exchange of businesses and subsidiary undertakings                       2                   2                   52
Sale of joint ventures and associated undertakings                              451                  (1)                   9
                                                                           --------            --------             --------
Net cash inflow/(outflow)from acquisitions and disposals                        445                  (2)                  49
                                                                           --------            --------             --------

                                 CORUS GROUP plc

                                                                            Audited           Unaudited               Audited
                                                                          12 months            6 months          12 months to
                                                                          to 28 Dec          to 29 June           29 Dec 2001
                                                                               2002                2002              (pound)m
                                                                           (pound)m            (pound)m
Equity dividends paid to shareholders                                             -                   -                    -
                                                                           --------            --------             --------
Net cash inflow/(outflow) before use of
liquid resources and financing                                                  336                 (89)                   3
                                                                           --------            --------             --------
Management of liquid resources:
Net (purchase)/sale of short term investments                                   (28)                  8                   27

FINANCING

Issue of ordinary shares                                                          3                   2                    -

Cash inflow from issue of ordinary shares                                         3                   2                    -
                                                                           --------            --------             --------

New loans                                                                       231                 186                  282
Repayment of borrowings                                                        (508)                (71)                (333)
New finance lease                                                                25                   -                    -
Capital element of finance lease rental payments                                (14)                 (3)                  (9)
                                                                           --------            --------             --------
(Decrease)/increase in debt                                                    (266)                112                  (60)
                                                                           --------            --------             --------
Net cash (outflow)/inflow from financing activities                            (263)                114                  (60)
                                                                           --------            --------             --------
INCREASE/(DECREASE) IN CASH IN PERIOD                                            45                  33                  (30)
                                                                           ========            ========             ========

                                 CORUS GROUP plc

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                         Audited           Unaudited               Audited
                                                                       12 months            6 months          12 months to
                                                                       to 28 Dec          to 29 June                29 Dec
                                                                            2002                2002                  2001
                                                                        (pound)m             (pound)m             (pound)m
Increase/(decrease) in cash                                                   45                  33                  (30)
Increase/(decrease) in liquid resources                                       28                  (8)                 (27)
Decrease/(increase) in debt                                                  266                (112)                  60
Issue costs of new loans                                                       4                   -                    -
                                                                      ----------          ----------           ----------
Change in net funds resulting from cash flows in period                      343                 (87)                   3
Debt and liquid resources (acquired)/exchanged/disposed of                    (4)                  -                  103
Effect of foreign exchange rate changes                                      (24)                (33)                  10
Other non cash items                                                           9                   -                    -
                                                                      ----------          ----------           ----------
Movement during the period                                                   324                (120)                 116

Net debt at beginning of the period                                       (1,560)             (1,560)              (1,676)
                                                                      ----------          ----------           ----------

Net debt at end of the period                                             (1,236)             (1,680)              (1,560)
                                                                      ==========          ==========           ==========


                           ANALYSIS OF NET BORROWINGS

                                                                         Audited            Unaudited              Audited
                                                                       at 28 Dec           at 29 June             at 29 Dec
                                                                            2002                 2002                  2001
                                                                        (pound)m             (pound)m               (pound)m
Cash at bank and in hand                                                     230                 201                  173
Bank overdrafts                                                              (36)                (20)                 (27)
Short term investments                                                        40                   3                   11
Other short term loans                                                       (41)                (94)                (101)
Long term borrowings                                                      (1,386)             (1,742)              (1,586)
Obligations under finance leases                                             (43)                (28)                 (30)
                                                                      ----------          ----------           ----------
                                                                          (1,236)             (1,680)              (1,560)
                                                                      ==========          ==========           ==========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

1. Turnover & operating result

                                                                   Audited           Unaudited              Audited
                                                                 12 months            6 months         12 months to
                                                                 to 28 Dec          to 29 June               29 Dec
                                                                      2002                2002                 2001
                                                                  (pound)m            (pound)m             (pound)m
   SEGMENTAL TURNOVER

   Carbon steel products                                             4,742               2,361                4,792
   Distribution & further processing                                 1,236                 602                1,433
   Other turnover                                                      253                 113                  309
                                                                 ---------           ---------            ---------
   Carbon steel                                                      6,231               3,076                6,534
   Aluminium                                                           957                 500                1,085
   Discontinued operations                                               -                   -                   80
                                                                 ---------           ---------            ---------
   Group turnover                                                    7,188               3,576                7,699
                                                                 =========           =========            =========

   BY DESTINATION

   UK                                                                2,071               1,046                2,291
   Europe (excluding UK)                                             3,658               1,817                3,899
   North America                                                       881                 435                  889
   Other areas                                                         578                 278                  620
                                                                 ---------           ---------            ---------
                                                                     7,188               3,576                7,699
                                                                 =========           =========            =========

   PRODUCT TURNOVER

   Carbon steel products:
   UK                                                                1,643                 830                1,737
   Europe (excluding UK)                                             2,283               1,134                2,258
   North America                                                       548                 261                  504
   Other areas                                                         268                 136                  293
                                                                 ---------           ---------            ---------
                                                                     4,742               2,361                4,792
                                                                 =========           =========            =========

   Aluminium (*):
   UK                                                                   87                  45                  104
   Europe (excluding UK)                                               634                 335                  737
   North America                                                       165                  85                  171
   Other areas                                                          71                  35                   73
                                                                 ---------           ---------            ---------
                                                                       957                 500                1,085
                                                                 =========           =========            =========

   (*): comprising:
   Primary metal                                                       123                  68                  189
   Rolled products                                                     633                 331                  683
   Extrusions                                                          201                 101                  213
                                                                 ---------           ---------            ---------
                                                                       957                 500                1,085
                                                                 =========           =========            =========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                                  Audited           Unaudited               Audited
                                                                12 months            6 months              12 months
                                                                to 28 Dec          to 29 June             to 29 Dec
                                                                     2002                2002                  2001

    GROUP OPERATING RESULT                                        (pound)m            (pound)m             (pound)m
    (before exceptional items)

     Carbon steel                                                    (422)               (273)                (436)
     Aluminium                                                         29                  21                   56
     Discontinued operations                                            -                   -                    3
                                                                 ---------           ---------            ---------
                                                                     (393)               (252)                (377)
                                                                 =========           =========            =========

    GROUP OPERATING RESULT                                        (pound)m            (pound)m             (pound)m
    (after exceptional items)

     Carbon steel                                                    (467)               (228)                (446)
     Aluminium                                                         21                  21                   58
     Discontinued operations                                            -                   -                    3
                                                                 ---------           ---------            ---------
                                                                     (446)               (207)                (385)
                                                                 =========           =========            =========

2. Sales volume                                                        kt                  kt                   kt

     Carbon steel products:
     UK                                                              5,896               2,989                6,146
     Europe (excluding UK)                                           8,138               4,130                7,994
     North America                                                   1,677                 811                1,573
     Other areas                                                       910                 457                1,163
                                                                 ---------           ---------            ---------
                                                                    16,621               8,387               16,876
                                                                 =========           =========            =========

     Aluminium(*):
     UK                                                                62                  32                   78
     Europe (excluding UK)                                            373                 195                  429
     North America                                                     96                  48                   78
     Other areas                                                       29                  16                   36
                                                                 ---------           ---------            ---------
                                                                      560                 291                  621
                                                                 =========           =========            =========

     (*): comprising:
     Primary metal                                                    147                  77                  210
     Rolled products                                                  324                 168                  320
     Extrusions                                                        89                  46                   91
                                                                 ---------           ---------            ---------
                                                                      560                 291                  621
                                                                 =========           =========            =========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                                  Audited           Unaudited               Audited
                                                                12 months            6 months              12 months
                                                                to 28 Dec          to 29 June             to 29 Dec
                                                                     2002                2002                  2001
                                                                 (pound)m            (pound)m              (pound)m
3.  Total operating costs

     Raw materials & consumables                                    3,339               1,634                3,539
     Maintenance costs
     (excluding own labour)                                           682                 378                  706
     Other external charges                                         1,209                 628                1,272
     Employment costs                                               1,568                 789                1,633
     Depreciation & amortisation
     (net of grants released)                                         445                 161                  376
     Other operating costs                                            436                 197                  543
     Changes in stock                                                 (34)                  1                   61
     Own work capitalised                                             (11)                 (5)                 (46)
                                                                ---------           ---------            ---------
                                                                    7,634               3,783                8,084
                                                                =========           =========            =========

4.   Exceptional items

     As included in total operating costs:

     -  Redundancy & related costs                                    (14)                 (3)                  (9)
     -  Accelerated depreciation                                       82                 (11)                   5
     -  Acclererated amortisation                                      23                   -                    -
     -  Other asset write-downs                                        (3)                 (1)                 (13)
     -  Other rationalisation costs                                   (35)                (30)                  25
                                                                ---------           ---------            ---------
                                                                       53                 (45)                   8
                                                                =========           =========            =========

5.   Net interest &
     investment income

     Interest receivable                                               17                   7                   15
     Interest payable                                                (108)                (57)                (116)
     Finance leases                                                    (1)                 (1)                  (2)
                                                                ---------           ---------            ---------
     Group                                                            (92)                (51)                (103)
     Joint ventures & associated undertakings                          (2)                 (1)                  (5)
                                                                ---------           ---------            ---------
                                                                      (94)                (52)                (108)
                                                                =========           =========            =========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                                  Audited           Unaudited               Audited
                                                                12 months            6 months              12 months
                                                                to 28 Dec          to 29 June             to 29 Dec
                                                                     2002                2002                  2001
                                                                 (pound)m            (pound)m              (pound)m
6.  Taxation

    UK corporation tax                                                  2                   2                   25
    Double tax relief                                                  (2)                 (2)                 (25)
    UK prior year (credit)/charge                                      (3)                  4                    1
    Overseas prior year charge/(credit)                                19                    -                  (7)
    Overseas taxes                                                     15                  (9)                  28
                                                                ---------           ---------            ---------

    Current tax                                                        31                  (5)                  22
    UK deferred tax                                                    40                   -                  (58)
    Overseas deferred tax                                             (16)                  2                  (12)
                                                                ---------           ---------            ---------

    Group tax                                                          55                  (3)                 (48)
    Joint ventures                                                      2                   1                    3
    Associated undertakings                                             4                   4                    2
                                                                ---------           ---------            ---------
                                                                       61                   2                  (43)
                                                                =========           =========            =========

    Deferred tax is accounted for under FRS 19 'Deferred Tax', which was adopted by the Group from 1 January 2001. Deferred tax assets amounting to (pound)137m have been recognised. The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,390m, of which (pound)831m are UK losses.


7. Securitisation of trade debtors

                                                                 (pound)m            (pound)m              (pound)m
     Securitised gross trade debtors                                  293                 315                     -
     Less non-returnable proceeds                                    (181)               (185)                    -
                                                                ---------           ---------            ---------
     Net securitised trade debtors                                    112                 130                     -
     Other trade debtors                                              883                 940                     -
                                                                ---------           ---------            ---------
     Total trade debtors                                              995               1,070                     -
                                                                =========           =========            =========

8.   Reconciliation of operating result to
     net cash flow from operating activities                     (pound)m            (pound)m             (pound)m

     Operating loss                                                  (446)               (207)                (385)
     Depreciation & amortisation
     (net of grants released)                                         445                 161                  376
     Exceptional items (excluding
     accelerated depreciation)                                        (52)                (34)                   3
     Utilisation of provisions                                        (57)                (27)                (137)
     Decrease/(increase) in stocks                                     27                  22                   41
     Decrease/(increase) in debtors                                   218                  81                  177
     (Decrease)/increase in creditors                                 (83)                 (2)                  91
     Other movements (net)                                            (11)                  -                    6
                                                                ---------           ---------            ---------
                                                                       41                  (6)                 172
                                                                =========           =========            =========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                                  Audited           Unaudited               Audited
                                                                12 months            6 months              12 months
                                                                to 28 Dec          to 29 June             to 29 Dec
                                                                     2002                2002                  2001

9.   Employees                                                     number              number               number

     Average weekly numbers employed:
     UK                                                            25,900              26,300               28,800
     Netherlands                                                   11,900              12,000               12,400
     Other countries                                               13,800              13,800               14,400
                                                                ---------           ---------            ---------
                                                                   51,600              52,100               55,600
                                                                =========           =========            =========

     Numbers employed at end of period:
     UK                                                            25,400              25,800               26,700
     Netherlands                                                   11,800              11,900               12,200
     Other countries                                               13,700              13,900               13,800
                                                                ---------           ---------            ---------
                                                                   50,900              51,600               52,700
                                                                =========           =========            =========

10.  Pensions                                                    (pound)m            (pound)m             (pound)m

     As measured in accordance with the UK requirements of FRS17:

     Total market value of assets                                  10,395              11,048               11,255
     Present value of scheme liabilities                          (10,307)             (9,685)              (9,502)
                                                                ---------           ---------            ---------
     Surplus in the scheme                                             88               1,363                1,753
     Non-recoverable surplus                                            -                (222)                (503)
                                                                ---------           ---------            ---------
     Recoverable surplus                                               88               1,141                1,250
     Related deferred tax liability                                   (20)               (351)                (385)
                                                                ---------           ---------            ---------
     Net pension asset                                                 68                 790                  865
                                                                =========           =========            =========

                                 CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

11.  US GAAP                                                      Audited           Unaudited               Audited
                                                                12 months            6 months              12 months
                                                                to 28 Dec          to 29 June             to 29 Dec
                                                                     2002                2002                  2001
                                                                 (pound)m            (pound)m              (pound)m



    Loss for the period                                              (458)               (237)                (419)

    Adjustments:

    Amortisation of goodwill                                            9                   6                   (5)
    Impairment of US GAAP goodwill on adoption
    of SFAS 142 (net of release of negative goodwill)                 (22)                (22)                   -
    Depreciation of fixed assets                                        -                   -                    5
    Profit/(loss) on sale of associated undertaking/subsidiary        123                  15                 (202)
    Interest costs capitalised                                          6                   4                    8
    Depreciation of capitalised interest                              (18)                 (9)                 (16)
    Pension costs                                                      95                  60                  100
    Stock-based employee
    compensation awards                                               (15)                 (8)                  (9)
    Accelerated depreciation                                         (151)                 (8)                 (21)
    Profit on disposal of fixed assets                                (23)                   -                   -
    Deferred taxation                                                  29                 (18)                  18
    Profit/(loss) on commodity derivatives                             22                  25                  (25)
    Profit/(loss) on foreign currency derivatives                       5                  (3)                  (4)
                                                             ------------        ------------         ------------
   Loss for the period - US GAAP                                     (398)               (195)                (570)
                                                             ============        ============         ============
   Basic loss per ADS - US GAAP                              (pound)(1.27)       (pound)(0.62)        (pound)(1.83)
                                                             ============        ============         ============
   Diluted loss per ADS - US GAAP                            (pound)(1.27)       (pound)(0.62)        (pound)(1.83)
                                                             ============        ============         ============

   Shareholders' equity                                             2,722               2,916                3,061

   Adjustments:

   Additional goodwill under US GAAP                                    6                   3                   99
   UK GAAP goodwill on AvestaPolarit                                    -                 (75)                 (93)
   Fixed assets                                                         -                   -                  (77)
   Purchase consideration                                             (26)                (26)                 (26)
   Interest costs capitalised
   (net of depreciation)                                              111                 114                  119
   Pension costs                                                      286                 302                  242
   Accelerated depreciation                                           155                 298                  306
   Deferred taxation                                                 (129)               (196)                (178)
   Liabilities for derivatives                                         (2)                 (7)                 (29)
   Deferred profits on fixed asset disposals                          (23)                  -                    -
                                                             ------------        ------------         ------------
   Shareholders' equity - US GAAP                                   3,100               3,329                3,424
                                                             ============        ============         ============

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